Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

October 15, 2021

Re:	AQR Funds

Securities Act File No. 333-153445

Investment Company Act File No. 811-22235

Post-Effective Amendment No. 138

Ms. Deborah O’Neal

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. O’Neal:

On behalf of the AQR Macro Opportunities Fund (the “Fund”), a series of AQR Funds (the “Trust”), we transmit for filing the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Andy Madore on Tuesday October 5, 2021, regarding Post-Effective Amendment No. 138 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on August 20, 2021. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

All Prospectuses

Comment 1	Fee Table. Please confirm supplementally that any expected dividend and interest expense associated with short sales is included in the Fee Table.

Response	The dividends on short sales line item is an expense associated with physical short positions. The Fund currently estimates that expenses associated with dividends on short sales as calculated in accordance with Form N-1A will be less than 0.01% of its total annual fund operating expenses. As a result, no expenses associated with dividends on short sales are included in the Fund’s current fee table. Under the current Form N-1A requirements, the Fund would add a dividends on short sales line item in the future if expenses associated with dividends on short sales are expected to equal or exceed 0.01% of the Fund’s total annual fund operating expenses.

Securities and Exchange Commission	October 15, 2021

Comment 2	Fee Table. Please confirm that the expense limitation agreement will be in place for at least one year following the effective date of the amendment (the “Amendment”) to the Trust’s Registration Statement to be filed for the Fund pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Response	The Trust confirms that the expense limitation agreement will be in place with respect to the Fund until April 30, 2023, which is more than one year following the effective date of the Amendment.

Comment 3	For the Funds with respect to which the Adviser is entitled to recapture the fees waived and/or expenses reimbursed, please confirm that such recapture will occur during the thirty-six months following the date of the waiver and/or reimbursement, not the thirty-six months following the end of the month in which such waiver and/or reimbursement occurred. See Financial Accounting Standards Board (“FASB”) Statement of Accounting Standards No. 5 – Accounting for Contingencies (“FAS 5”).

Response	At the end of each month, the Adviser waives fees and/or reimburses expenses, if applicable, pursuant to the Expense Limitation Agreement. Given this timing, thirty-six months following the date of the waiver and/or reimbursement is the thirty-six month period following the end of the month during which the Adviser waived fees and/or reimbursed expenses.

Although the Fund’s practice is in accordance with the Staff’s comment, the Fund respectfully refers the Staff to the Trust’s prior responses setting forth its interpretation of FAS 5 and related guidance, which can be found in correspondence filed by the Trust with the Commission on December 2, 2016 (Comment 2) and March 1, 2017 (Comment 5).

Comment 4	Fee Table and Expense Example. Please provide the Staff with completed fee tables and expense examples for the Fund at least one week prior to the effective date of the Amendment.

Response	The requested information has been provided supplementally to the Staff.

Comment 5	Principal Investment Strategies. Please disclose in the Fund’s principal investment strategies whether the Fund may invest in securities across all market capitalizations (i.e., small-cap, mid-cap, large-cap).

Response	The Fund may invest in securities across all market capitalizations. The Fund’s principal investment strategies have been revised to state that the Fund may invest in or have exposure to issuers of any size.

Comment 6	Principal Investment Strategies. Please clarify in the Fund’s principal investments strategies whether the Fund will invest in foreign markets and emerging markets. Foreign investments risk and emerging market risk are included in the Fund’s principal risks, but they are not included with the principal investment strategies.

Securities and Exchange Commission	October 15, 2021

Response	In response to the Staff’s comment, the Fund revised its principal investment strategies disclosure to state that the Fund may invest in or have exposure to U.S. or non-U.S. issuers, including in developed and emerging markets.

Comment 7	Principal Risks of Investing in the Fund. We note that the risk factors are in alphabetical order. Please reorder the principal risks of investing in the Fund in order of significance. See ADI 2019-08.

Response	The Fund respectfully declines to make the requested change at this time. The Fund believes its risk factors can be located more easily when listed in alphabetical order. Moreover, as adopted by the Commission, Form N-1A does not require a particular method of listing a fund’s principal risks. ADI 2019-08 states that it is not a rule, regulation or statement of the Commission and that the Commission has neither approved nor disapproved its content. The Fund includes the following disclosure to its Principal Risks section: “The order of the below risk factors does not indicate the significance of any particular risk factor.”

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Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	H.J. Willcox, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

Securities and Exchange Commission

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